

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3561

September 15, 2009

<u>Via Fax & U.S. Mail</u>

Mr. Andrew S. Prince
Chief Financial Officer
Precision Aerospace Components, Inc.
2200 Arthur Kill Road
Staten Island, New York 10309-1202

> **Re:**   **Precision Aerospace Components, Inc.**
> **Form 10-KSB for the year ended December 31, 2007**
> **Form 10-K for the year ended December 31, 2008**
> **File No. 000-30185**

Dear Mr. Prince:

   We have reviewed your response dated September 1, 2009 and have the following comments. We think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

   Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-K/A (Draft) for the Year Ended December 31, 2007

Item 8A. Controls and Procedures

1. Refer to our previous comment 2. Please reassess your disclosure controls and procedures as of <u>December 31, 2007.</u>   While it is appropriate to discuss remediation efforts subsequent to the date covered by the required assessment and how such efforts have impacted your current assessment, such disclosure should not come before or exclude a discussion of the controls and procedures assessments as of the end of the period covered by the report.

2. As a related matter, please tell us how your disclosure of your evaluation of internal control over financial reporting is compliant with Item 308(a)(2) of Regulation S-K. Specifically, please tell us where you identify the control framework used in your assessment or revise, as appropriate. Please note that Rule 13(a)-15(c) of the Securities Exchange Act of 1934 indicates that the framework on which management's evaluation of the issuer's internal control over financial reporting is based must be a suitable, recognized control framework that is established by a body or group that has followed due-process procedures, including the broad distribution of the framework for public comment. As such, a discussion of what constitutes a control framework does not identify the specific body or group.

3. Finally, with regard to your evaluation of internal control over financial reporting, while it is appropriate to discuss remediation efforts subsequent to the period covered by management's report, such disclosure should not precede a discussion of the assessment as of the date of the original report. Specifically, your proposed revised disclosure of management's assessment of internal control over financial reporting for the year ended December 31, 2007 first references an assessment date of August 2009, then includes a discussion of the assessment of "ineffective" for the period covered by the Form 10-KSB. Such presentation minimizes the original assessment for the year ended December 31, 2007, which is the actual disclosure requirement. Please revise.

Note 9. Acquisition, page 18
4. Refer to our previous comment 6. In part 2 ("The Company Received Financing") of your proposed revised disclosure, please expand to also specifically clarify that no benefit on conversion was recognized as the conversion price of the stock was at or greater than market value.

Note 11 – Warrants

5. Refer to our previous comment 8. To facilitate the reader's understanding of your accounting, please expand your disclosure to specifically state why this renegotiation caused the reclassification of these warrants from liabilities to equity in a manner comparable to your response to the staff.

Form 10-K for the Year Ended December 31, 2008

Item 8A. Controls and Procedures, page 18

6. Please tell us how your disclosure of your evaluation of internal control over financial reporting is compliant with Item 308(a)(2) of Regulation S-K. Specifically, please tell us where you identify the control framework used in your assessment or revise, as appropriate. Please note that Rule 13(a)-15(c) of the Securities Exchange Act of 1934 indicates that the framework on which management's evaluation of the issuer's internal control over financial reporting is based must be a suitable, recognized control framework that is established by a body or group that has followed due-process procedures, including the broad distribution of the framework for public comment. As such, a discussion of what constitutes a control framework does not identify the specific body or group.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Mr. Andrew S. Prince
Precision Aerospace Components, Inc.
September 15, 2009
Page 5

You may contact Amy Geddes at 202-551-3304 or Margery Reich at 202-551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3211 with any other questions.

Sincerely,

David R. Humphrey
Branch Chief